Filed pursuant to Rule 433
Registration Statement No. 333-133956
September 6, 2006
Relating to Prospectus Supplement
Dated September 6, 2006

FOR IMMEDIATE RELEASE — NOT FOR DISTRIBUTION IN ITALY

THE REPUBLIC OF TURKEY

Invites the holders of

11.375% Notes due 2006, 10% Notes due 2007, 10.5% Notes due 2008, 9.875% Notes due

2008, 12% Notes due 2008, 12.375% Notes due 2009 and 11.75% Notes due 2010 to
submit, in a modified Dutch auction such notes (the “Old Notes”)

in exchange for new Global Notes due 2016 (the “2016 Notes”)

and an offering for Cash of the 2016 Notes

6 September 2006

Ankara, Turkey — The Republic of Turkey (“The Republic” or “Turkey”) has issued an invitation (the “Invitation”) to “Qualifying Eligible Holders” (as defined in the Prospectus Supplement) of each series of the Old Notes listed below to submit one or more offers to exchange the Old Notes for 2016 Notes in a modified Dutch auction, as described in the Prospectus Supplement dated 6 September 2006 (the “Prospectus Supplement”), the accompanying Prospectus dated 10 August 2006 attached thereto (the “Prospectus”).

The Invitation will be subject to the terms and conditions set forth in the Prospectus Supplement.

The Republic, in addition, hereby announces an invitation to holders of Old Notes who have represented that their entire holding of a particular series of Old Notes is less than US$100,000 in principal amount, and who meet certain other qualifications set forth in the Prospectus Supplement (“Cash Eligible Holders”) to offer to tender for purchase such securities on the terms and subject to the conditions set forth in the Prospectus Supplement.

The Republic may also offer 2016 Notes for cash in a “Cash Offering”, which together with the invitation form the “Global Note Offering”.

Series of Old Notes[1]	ISIN	Common Code	Old Note Spread[2]

11.375% Notes due 2006	US900123AM23	013945101	-0.30%
10.0% Notes due 2007	XS0080403891	008040389	0.10%
10.5% Notes due 2008	US900123AQ37	015805013	0.20%
9.875% Notes due 2008	US900123AP53	014517693	0.30%

[1]	Each series of Old Notes is listed on the Luxembourg Stock Exchange.

[2]	The Old Note Price will be the price intended to result in a yield to maturity of that series of old notes on the settlement date equal to the sum of the reference yield plus the applicable old note spread, where the reference yield will be equal to the inter polated US dollar swap rate to the maturity of such series of Old Notes based on Bloomberg IYC1 152 and BBAM 1 screens at approximately 11am NYT on Announcement Date.

FOR IMMEDIATE RELEASE — NOT FOR DISTRIBUTION IN ITALY

12.0% Notes due 2008	US900123AH38	009326677	0.45%

12.375% Notes due 2009	US900123AJ93	009912924	0.80%

11.75% Notes due 2010	US900147AB51	011285970	1.10%
Pursuant to the Invitation, each Qualifying Eligible Holder of Old Notes that have been validly offered for exchange and accepted for exchange by The Republic will receive: (i) 2016 Notes having a principal amount (rounded downward to the nearest integral multiple of US$1,000) equal to the product of (1) the principal amount of the Old Notes exchanged and (2) the exchange ratio (as defined below), (ii) a payment in cash equal to the accrued but unpaid interest on such Old Notes for the period from, and including, the immediately preceding interest payment date under such Old Notes to, but excluding the settlement date, and (iii) a payment in cash in U.S. dollars in respect of rounding. As described in the Prospectus Supplement, the exchange ratio for each series of Old Notes will be the Old Note price for such series divided by the 2016 Notes issue price.
The 2016 Notes will be issued only in minimum denominations of US$100,000 and in integral multiples of US$1,000 in excess thereof. The Coupon on the 2016 Notes will be determined by The Republic in its sole discretion. Qualifying Eligible Holders may offer Old Notes of a particular series for exchange only in authorized denominations of US$1,000, with a minimum offer requirement of US$100,000 of the aggregate principal amount of any such series. Any submission of US$100,000 or greater of a series of Old Notes will be deemed to be on behalf of a Qualifying Eligible Holder and any submission with respect to a series of Old Notes which is less than US$100,000 of Old Notes will be deemed to be on behalf of a Cash Eligible Holder. There is no limit on the aggregate principal amount of Old Notes that may be offered for exchange. However, certain offers may be subject to proration, as described in the Prospectus Supplement.
The invitation will be conducted pursuant to a modified Dutch auction process as to the “Clearing Spread” (as defined in the Prospectus Supplement) for the 2016 Notes. The Clearing Spread will be determined by The Republic in its sole discretion, and will be added to the reference rate (which will be the 10 year U.S.$ interest rate swap benchmark) and this sum will be used to calculate the note issue price of the 2016 Notes, as more fully described in the Prospectus Supplement. Offers can be made either on a competitive or non-competitive basis.
Cash Eligible Holders will, if their Old Notes are accepted, receive on the settlement date for each US$1,000 in principal amount of Old Notes of a series accepted an amount in cash payable in U.S. dollars equal to: (i) the Old Note price for such series, plus (ii) the accrued but unpaid interest from, and including, the immediately preceding interest payment date in the respect of such Old Notes to, but excluding, the settlement date.
The Republic reserves the right, in its sole discretion, not to issue any 2016 Notes pursuant to the Invitation or the Cash Offering. If The Republic decides to issue any 2016 Notes pursuant to the Global Note Offering, it will issue at least US$1,000,000,000 in aggregate principal

FOR IMMEDIATE RELEASE — NOT FOR DISTRIBUTION IN ITALY
amount of 2016 Notes. Approximately U.S. U.S.$7.4 billion of Old Notes are currently outstanding.
The invitation commences today, 6 September 2006, and expires at 11:00 A.M., New York City time, on 13 September 2006, unless The Republic, in its sole and absolute discretion, extends it or terminates it earlier. At or around 5:00 PM, New York City time, on 12 September 2006, The Republic will select, in its sole and absolute discretion, and announce the “Minimum Clearing Spread” (as defined in the Prospectus Supplement) to apply to the auction for the Clearing Spread of the 2016 Notes. At or about 8:00 A.M. New York time on 14 September 2006, The Republic will select, in its sole and absolute discretion, and announce the Clearing Spread for the 2016 Notes. At or about 11:00 A.M. New York time on 14 September 2006, The Republic will set the reference yields and thereafter announce other results of the Invitation. Such announcement will be made by press release issued to the news media in accordance with applicable law and by delivery of an announcement for publication on the website of the Luxembourg Stock Exchange (www.bourse.lu), and will also be available, free of charge, at the offices of the Luxembourg exchange agent.
If you wish to submit an exchange offer pursuant to the invitation, you, the custodial entity or direct participant (as the case may be) through which you hold your Old Notes you must submit, at or prior to 11:00 A.M., New York City time (5:00 PM C.E.T.), on 13 September 2006 (unless the expiration date is earlier terminated or extended by The Republic), your offer to exchange Old Notes, by properly instructing the applicable clearing system (DTC, Euroclear or Clearstream, Luxembourg) in accordance with the procedures and deadlines established by such clearing system.
Holders of the Old Notes considering participating in the invitation, and persons considering participating in the Cash Offering, should carefully consider the risk factors discussed under “Risk Factors” in the Prospectus Supplement.
Copies of the Invitation materials may be obtained from Citibank, N.A. as exchange agent at +44 20 7508 3867 (exchange.gats@citigroup.com) or from either of the joint dealer managers. Citigroup (telephone 800 558 3745 (toll free inside the United States) or +1 212 723 6108 (collect outside the United States or in London +44 20 7986 8969)) and Goldman Sachs International (telephone New York +1 212 902 8194 or +1 877 686 5059 and London +44 20 7552 5754 or +44 20 7774 5982) are acting as joint dealer managers for the Invitation. The Invitation material is also available, free of charge in Luxembourg at the office of Kredietbank S.A. Luxembourgeoise as listing agent, paying agent in Luxembourg and Luxembourg exchange agent, 43, Boulevard Royal L-2955 Luxembourg.
This communication does not constitute an invitation to participate in the Invitation in or from any jurisdiction in or from which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities laws or otherwise.
The distribution of materials relating to the Invitation, and the transactions contemplated by the Invitation, may be restricted by law in certain jurisdictions. The Republic is making the Invitation only in those jurisdictions where it is legal to do so.

FOR IMMEDIATE RELEASE - NOT FOR DISTRIBUTION IN ITALY

The Invitation is void in all jurisdictions where it is prohibited. If materials relating to the Invitation come into your possession, you are required by The Republic to inform yourself of and to observe all of these restrictions. The materials relating to the Invitation do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the Invitation be made by a licensed broker or dealer and a joint dealer manager or any affiliate of a joint dealer manager is a licensed broker or dealer in that jurisdiction, the Invitation shall be deemed to be made by the joint dealer managers or such affiliate on behalf of The Republic in that jurisdiction.
A prospectus of The Republic accompanies this communication and is available from the SEC’s website at:
http://www.sec.gov/Archives/edgar/data/869687/000095012306010019/y23975a2svbza.htm
The Republic has filed a registration statement (including the prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents The Republic has filed with the SEC for more complete information about The Republic and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint dealer managers or the exchange agent will arrange to send you the prospectus if you contact one of them at the phone numbers specified above.